Christopher D. Carlson (202)-661-7165 carlson@sewkis.com	901 K Street, N.W. Washington, DC 20001 telephone: (202) 737-8833 facsimile: (202) 737-5184 www.sewkis.com	One Battery Park Plaza New York, New York 10004 Telephone: (212) 574-1200 Facsimile: (212) 480-8421

February 5, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Lin

Re:	Wilshire wShares Enhanced Gold Trust Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-235913)

Dear Mr. Lin:

On behalf of Wilshire wShares Enhanced Gold Trust (the “Trust”), in response to your request in comment 21 of your letter dated February 10, 2020 for a fact sheet, please see the fact sheets included with the EDGAR correspondence filing that accompanies this letter.

Please feel free to telephone the undersigned at (202) 661-7165, Gregg Bateman at (212) 574-1436, or Anthony Tu-Sekine at (202) 661-7150 with any questions or comments on the foregoing.

Very truly yours, Seward & Kissel LLP /s/ Christopher D. Carlson Christopher D. Carlson

Wilshire wShares Enhanced Gold ETF

A New Way to Invest in GoldTM

Fund Description

The Wilshire wShares Enhanced Gold Trust (the “Fund“ or “WGLD”) seeks to closely reflect the performance of the Wilshire Gold Index (the “Index”) less the Fund’s liabilities and expenses. WGLD rebalances physical gold and cash utilizing a rules-based methodology that automatically adapts to market conditions within the gold and US equity markets (the “S&P 500®”). The Fund’s purpose is to seek to outperform a stand-alone investment in gold and reduce its risk profile without the use of any futures, leverage, or derivatives.

Index Overview

The objective of the Index is to seek to reduce the risk-profile typically associated with the purchase of gold, as measured by the realized volatility of the LBMA Gold Price, while also generally increasing its exposure to gold during periods of heightened realized volatility as observed in the S&P 500®. The Index utilizes a passive, rules-based methodology that rebalances monthly.

Table I. Performance of the S&P 500® Versus Gold (US$/oz) Over Various Periods of Time[1]
Period[2] 20 year	S&P 500® 241.2%	Gold 459.2%
10 year	269.8%	46.9%
5 year	79.2%	25.7%
2 year	18.9%	17.8%
1 year	21.7%	19.7%
Great Recession[3]	-43.9%	9.6%
First Decade of 2000s4	-7.9%	274.7%

WGLD FUND DETAILS
Inception	2/8/2021
Ticker	WGLD
Exchange	NYSE Arca
Fund Type	ETF
Investment Style	Passive
Creation Basket	10,000
CUSIP	972005102
Index Ticker	WGIX
Index Calculation Agent	Solactive
Gold Custodian	J.P. Morgan
Fund Adminstrator	BNY Mellon
Net Assets	$1,800,018
Sponsor Fee	0.65%

PUTTING THE FUND TO WORK WGLD is intended to serve as a piece of an overall portfolio allocation.

Past performance is not indicative of future results.

Wilshire wShares Enhanced Gold ETF

Why Invest in WGLD

Seeks Strong Risk-Adjusted Returns – WGLD is designed to outperform a stand-alone investment in gold while simultaneously seeking to reduce its risk profile by lowering volatility.

Removing Emotion – The Fund may assist investors to overcome the often negative consequences of emotional trading, especially during heightened volatility. WGLD utilizes first-to-market technology called Adaptive ExposureTM to rebalance its exposure to gold based on changing market conditions.

Innovative – Staying on the cutting edge of financial innovation. WGLD was named as a Listmaker at the Benzinga Global Fintech Awards 2020 for Best New Product.

Efficient – The Fund provides easy access to an institutional-like strategy in a transparent, passive and rules-based manner that sets aside the use of futures or any form of leverage to achieve its investment objective.

Table II. S&P 500® Volatility[8] Versus Gold (US$/ oz) Over Various Periods of Time[1]

Period[2] 20 year	S&P 500® 18.6%	Gold 17.0%
10 year	14.6%	15.3%
5 year	13.2%	12.5%
2 year	14.8%	10.2%
1 year	11.6%	11.5%

Important Disclosures

Wilshire wShares Enhanced Gold Fund (the “Fund”) has filed a registration statement, including a prospectus (the “Prospectus”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and other documents the Fund has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.wshares.com or EDGAR on the SEC’s website at www.sec.gov. Alter-natively, you can request a Prospectus by calling (917) 671-9097.

Investors should consider the investment objectives, risks, charges and expenses carefully before investing. For a prospectus or summary prospectus with this and other information about the Fund, please call (or visit our website at https://bit.ly/wSharesWGLD). Read the prospectus or summary prospectus carefully before investing.

Past performance should not be considered indicative of future performance, and current performance may be lower or higher than the performance quoted.

The shares of the Fund (the “Shares”) may trade at, above (a premium), or below (a discount) the net asset value (“NAV”) per Share and are not individually redeemed from the Fund. The NAV per Share will fluctuate with changes in the market value of the physical gold (“Physical Gold”) owned by the Fund. The price of gold is volatile and historical fluctuations in gold prices are not a reliable indicator of future gold price movements.

1 Source: S&P Dow Jones and LBMA as of January 31, 2021. 2 The time periods in the chart correspond to the period 1/31/2000-1/31/2020 (20-year), 1/29/2010-1/31/2020 (10-year), 1/30/2015-1/31/2020 (5-year), 1/31/2018-1/31/2020 (2-year), 1/31/2019-1/31/2020 (1-year). 3 Great Recession data dates between 12/31/2007-3/31/2009. 4 First Decade of 2000s data dates between 12/31/1999-12/31/2009. 5 The Dot.Com Bubble returns were measured between 03/24/2000-10/09/2002. 6 The Financial Crisis returns were measured between 10/09/2007-03/09/2009. 7 The Covid-19 returns were measured between 02/17/2020-03/23/2020. 8 Volatility was measured as the standard deviation of daily returns, annualized to 252 days of the year.

Wilshire wShares Enhanced Gold ETF

There is no guarantee that the high trading price of gold will be sustained. The Share price reported under “WGLD” is not the same as the intraday indicative NAV (“INAV”); the INAV may vary significantly from the Share price, particularly during times of volatility of gold prices. The Index level calculated and published by approximately 7:00 p.m. (New York City time) under “WGIX” is not the same as the intraday indicative value for the Index (“IIV”); the IIV may vary significantly from the Index level, particularly during times of volatility in gold prices. .An investment in the Shares may be adversely affected by competition from other meth-ods of investing in commodities, and the availability of other gold products.

The Fund may terminate and liquidate at a time that is disadvantageous to Shareholders. The Share price will fluctuate with changes in NAV per Share as well as market supply and demand. The amount of discount or premium in the Share price relative to NAV per Share may be affected by non-concurrent trading hours between NYSE Arca, Inc. (the “Exchange”) and major gold markets. While the Shares will trade on the Exchange until 4:00 pm (New York City time), liquidity in the market for Physical Gold may be reduced after the close of major world gold markets including London and other locations. Depending on the price at which an investor purchased its Shares and whether the Shares trade at a discount or a premium to NAV may affect the inves-tor’s gain or loss on its investment in the Fund when Shares are sold. Investment return and principal value of an investment will fluctuate so that an investor’s Shares, when sold or redeemed, may be worth more or less than the original cost. Purchases or sales of Shares may be subject to brokerage commissions, which will reduce returns.

There can be no assurance that the Fund will achieve its investment objective. An investment in the Fund carries with it the inherent risks associated with investments related to Physical Gold. There can be no assurance that the Fund will achieve prof-its or avoid losses, significant or otherwise. The performance of the Fund may not track the Index during particular periods or over the long term. Disruptions in the ability to create or redeem creation units may adversely affect investors. Certain poten-tial conflicts of interest exist between the Sponsor, its affiliates and the Fund’s shareholders. Shareholders will be subject to taxation on their allocable share of the Fund’s taxable income, whether or not they receive cash distributions. Shareholders will receive partner information tax returns on Schedule K-1, which could increase the complexity of tax returns.

While the Sponsor developed the methodology of the Index, the Index Calculation Agent is responsible for the day-to-day imple-mentation of the Index methodology and calculation of the Index. The ability of the Fund to exercise remedies against the Index Calculation Agent may be limited.

Foreside Fund Services, LLC is the marketing agent of the Fund.

The Fund is not an investment company regulated under the Investment Company Act of 1940, nor is it a commodity pool as de-fined in the Commodity Exchange Act, and thus is not afforded the regulatory protections applicable to such entities.

Index Disclaimers

The Fund is not sponsored, promoted, sold or supported in any other manner by the Index Calculation Agent nor does the Index Calculation Agent offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trademark or the current level of the Index at any time or in any other respect. The Index is calculated and published by the Index Calculation Agent. The Index Calculation Agent uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Fund, the Index Calculation Agent has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the Fund or the Shares. Neither publication of the Index by the Index Calculation Agent nor the licensing of the Index or Index trademark for the purpose of use in connection with the Fund constitutes a recommendation by the Index Calculation Agent to invest capital in the Fund nor does it in any way represent an assurance or opinion of the Index Calculation Agent with regard to any investment in the Fund.

The LBMA Gold Price PM, which is administered and published by ICE Benchmark Administration limited (“IBA”), serves as, or as part of, an input or underlying reference for the Shares. LBMA Gold Price PM is a trademark of precious metals prices limited, and is licensed to IBA as the administrator of the LBMA Gold Price PM. ICE Benchmark Administration is a trademark of IBA and/ or its affiliates. LBMA Gold Price PM, and the trademarks LBMA Gold Price PM and ICE Benchmark Administration, are used by the Fund with permission under license by IBA. IBA and its affiliates make no claim, predication, warranty or representation whatsoever, express or implied, as to the results to be obtained from any use of the LBMA Gold Price PM, or the appropriate-ness or suitability of the LBMA Gold Price PM for any particular purpose to which it might be put, including with respect to the Shares. To the fullest extent permitted by applicable law, all implied terms, conditions and warranties, including, without limita-tion, as to quality, merchantability, fitness for purpose, title or non-infringement, in relation to the LBMA Gold Price PM, are here-by excluded and none of IBA or any of its affiliates will be liable in contract or tort (including negligence), for breach of statutory duty or nuisance, or under antitrust laws or otherwise, in respect of any inaccuracies, errors, omissions, delays, failures,

Wilshire wShares Enhanced Gold ETF

cessations or changes (material or otherwise) in the LBMA Gold Price PM, or for any damage, expense or other loss (whether di-rect or indirect) you may suffer arising out of or in connection with the LBMA Gold Price PM or any reliance you may place upon it. LBMA Gold Price PM is a trademark of Precious Metals Prices Limited, is licensed to IBA as the administrator of the LBMA Gold Price PM, and is used by the Fund with permission under license by IBA. The Index (the “Licensee Index”) was created by the Sponsor for the Fund, which has contracted with S&P Dow Jones Indices LLC (“SPDJI”) to license the use of the S&P 500® Index in connection with the Licensee Index.

The S&P 500® Index is the property of SPDJI. S&P DJI, its affiliates and licensors shall have no liability for any errors or omis-sions in the S&P 500® Index, any data related thereto, the Licensee Index and any investment products based thereon, and the Licensee Index and the any investment products based thereon are not sponsored, endorsed, sold or promoted by SPDJI, its affiliates or third party licensors.

None of SPDJI, its affiliates or third party licensors make any representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the S&P 500® Index to track general market performance. SPDJI’s only relationship to Licensee with respect to the Licensee Index and Products is the licensing of the S&P 500® Index. SPDJI and its third party licensors are not responsible for and have not participated in the determination of the prices and amount of the Fund or the timing of the issuance or sale of the Fund or in the determination or calculation of the equation by which the Fund may convert into cash or other redemp-tion mechanics. SPDJI, its affiliates and third-party licensors have no obligation or liability in connection with the administration, marketing or trading of the Fund. SPDJI is not an investment advisor. Inclusion of a security within the S&P 500® Index is not a recommendation by SPDJI to buy, sell, or hold such security, nor is it investment advice.

NONE OF SPDJI, ITS AFFILIATES, OR THIRD PARTY LICENSORS GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX, THE LICENSEE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICA-TION WITH RESPECT THERETO, INCLUDING, ORAL, WRITTEN, OR ELECTRONIC COMMUNICATIONS. SPDJI, ITS AFFILIATES AND THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. SPDJI AND ITS THIRD PARTY LICENSORS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR LICENS-EE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL SPDJI, ITS AFFILIATES OR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.

S&P® and S&P 500® are trademarks of Standard & Poor’s Financial Services LLC.

 A New Way to Invest in GoldTM

Fund Description

The Wilshire wShares Enhanced Gold Trust (the “Fund“ or “WGLD”) seeks to closely reflect the performance of the Wilshire Gold Index (the “Index”) less the Fund’s liabilities and expenses. WGLD rebalances physical gold and cash utilizing a rules-based methodology that automatically adapts to market conditions within the gold and US equity markets. The Fund’s purpose is to seek to outperform a stand-alone investment in gold and reduce its risk profile without the use of any futures, leverage, or derivatives.

Index Overview

The objective of the Wilshire Gold Index is to seek to reduce the risk-profile typically associated with the purchase of gold, as measured by the realized volatility of the LBMA Gold Price, while also generally increasing its exposure to gold during periods of heightened realized volatility as observed in the S&P 500®. The Index utilizes a passive, rules-based methodology that rebalances monthly.

Table I. Performance of the Index versus gold (US$/oz) over various periods of time[1]
Period[2] 20 year	Index 715.2%	Gold 568.5%
10 year	61.1%	39.7%
5 year	67.2%	64.7%
2 year	54.9%	53.6%
1 year	27.4%	26.1%
Great Recession[3]	15.7%	9.9%
First Decade of 2000s4	315.7%	286.3

Past performance is not indicative of future results.

WGLD FUND DETAILS
Inception	2/8/2021
Ticker	WGLD
Exchange	NYSE Arca
Fund Type	ETF
Investment Style	Passive
Creation Basket	10,000
CUSIP	972005102
Index Ticker	WGIX
Index Calculation Agent	Solactive
Gold Custodian	J.P. Morgan
Fund Adminstrator	BNY Mellon
Net Assets	$1,800,018
Sponsor Fee	0.65%

PUTTING THE FUND TO WORK WGLD is intended to serve as a piece of an overall portfolio allocation.

For Institutional Use Only, Not Intended for Retail Distribution.

Why Invest in WGLD

Seeks Strong Risk-Adjusted Returns – WGLD is designed to outperform a stand-alone investment in gold while simultaneously seeking to reduce its risk profile by lowering volatility.

Removing Emotion – The Fund may assist investors to overcome the often negative consequences of emotional trading, especially during heightened volatility. WGLD utilizes first-to-market technology called Adaptive ExposureTM to rebalance its exposure to gold based on changing market conditions.

Innovative – Staying on the cutting edge of financial innovation. WGLD was named as a Listmaker at the Benzinga Global Fintech Awards 2020 for Best New Product.

Efficient – The Fund provides easy access to an institutional-like strategy in a transparent, passive and rules-based manner that sets aside the use of futures or any form of leverage to achieve its investment objective.

Table III. Volatility of the Index versus gold (US$/oz) over various periods of time[1]

Period[2] 20 year	Index 15.4%	Gold 17.4%
10 year	14.3%	16.1%
5 year	13.4%	14.1%
2 year	14.9%	15.6%
1 year	18.0%	18.9%

Important Disclosures

This information is intended for the sole use of institutional investors and should not be relied on by retail investors. This information is not intended to be relied upon as the sole basis for any investor decision and does not take into account the particular investment objectives or financial circumstances of any specific person who may receive it.

Investors should consider the investment objectives, risks, charges and expenses carefully before investing. For a prospectus or summary prospectus with this and other information about the Fund, please call (or visit our website at https://bit.ly/wSharesWGLD). Read the prospectus or summary prospectus carefully before investing.

1 The price of gold corresponds to historical prices of the LBMA Gold Price PM (or its predecessor) in USD per ounce. The Index values correspond to the values for the Wilshire Gold Index. The Index has been calculated on a “live” basis since November 3, 2020, by Solactive AG. Back-tested data published by Solactive AG is available dating back to January 4, 2000, on Bloomberg LP, under the ticker symbol WGIX, and on Refinitiv, under the RIC .WGIX. The back-tested Index data only reflects the application of that methodology in hindsight, as the Index was not actually calculated and published prior to November 3, 2020. The back-tested Index data cannot completely account for the impact of financial risk in actual trading. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. Any hypothetical or actual historical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time. 2 The time periods in the chart correspond to the period 1/31/2000-1/31/2020 (20-year), 1/29/2010-1/31/2020 (10-year), 1/30/2015-1/31/2020 (5- year), 1/31/2018-1/31/2020 (2-year), 1/31/2019-1/31/2020 (1-year).3Great Recession data dates between 12/31/2007-3/31/2009. 42000-2010 data dates between 1/4/2000-12/31/2009. 5 The time periods in the chart correspond to the period 1/31/2000-1/31/2020 (20-year).

Wilshire wShares Enhanced Gold Trust (the “Trust”) has filed a registration statement, including a prospectus (the “Prospectus”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.wshares.com or EDGAR on the SEC’s website at www.sec.gov. Alter-natively, you can request a Prospectus by calling (917) 671-9097.

Past performance should not be considered indicative of future performance, and current performance may be lower or higher than the performance quoted. The Wilshire Gold Index (“Index”) has limited historical data and no operating history. The Index’s historical data may not be representative of the Index’s potential performance under other market conditions. Back-tested performance prior to the launch of the Index refers to simulated performance data over the time periods indicated created by applying the Index’s cal-culation methodology to historical gold prices and, with respect to rebalancings, the levels of the S&P 500® Index. The back-tested performance data does not represent the investment performance of the Trust or the actual accounts of any investors or invest-ment funds. This back-tested performance is designed to allow investors to understand and evaluate the Index methodology by seeing how it would have performed hypothetically during certain time periods. Such simulated performance data may not account for all factors that affect gold prices and the equities markets and are neither an indicator or guarantor of future performance. The back-tested performance data may not reflect the impact that any material market or economic factors might have had on the use of the Index’s methodology if the methodology had been used during the period for the Index. The back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to November 3, 2020. The back-tested Index data cannot completely account for the impact of financial risk in actual trading. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. Any hypothetical or actual historical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time.

Indexes are a measure of the market performance of a specific group of assets in a particular market or sector. Consequently, in-vestors cannot invest directly in an index. An index does not have a sponsor and does not pay commissions or expenses. If an index had expenses, its performance would be lower.

The Index is based on notional components and is not an investment product. The Index is calculated, maintained and published by Solactive AG (the “Index Calculation Agent”). The Index was created by Wilshire Phoenix Funds LLC (the “Sponsor”), as the sponsor of the Index. The level of the Index is calculated and published on each Index Business Day by approximately 7:00 p.m. (New York City time) and will be available through various market data vendors, and available on Bloomberg LP, under the ticker symbol “WGIX”, and Refinitiv, under the RIC “.WGIX”. The objective of the Index is to reduce the risk-profile typically associated with the purchase of gold, as measured by the realized volatility of the LBMA Gold Price PM, while maintaining the correlative benefits of gold versus the S&P 500® Index. The Index systematically rebalances between gold and cash on a monthly basis. Realized volatility, sometimes referred to herein as historical volatility, measures the magnitude of price movements of a given asset over a defined historical time period. The Index generally seeks to reduce its realized volatility relative to the realized volatility of the LBMA Gold Price PM by lowering its exposure to gold during periods of increased realized volatility in the LBMA Gold Price PM. Gold may serve or act as a diversifier and a hedge within a portfolio of assets, especially during times of heightened realized volatility observed in the S&P 500 Index, and therefore the Index will generally calculate an increased gold exposure during periods of heightened realized volatility observed in the S&P 500 Index. The description of the Index methodology is only a summary, and other information about the Index included in this factsheet are for informational purposes but are not intended to provide sufficient detail to permit full replication of the Index.

The shares of the Trust (the “Shares”) may trade at, above (a premium), or below (a discount) the net asset value (“NAV”) per Share and are not individually redeemed from the Trust. The NAV per Share will fluctuate with changes in the market value of the physi-cal gold (“Physical Gold”) owned by the Trust. The price of gold is volatile and historical fluctuations in gold prices are not a reliable indicator of future gold price movements. There is no guarantee that the high trading price of gold will be sustained. The Share price reported under “WGLD” is not the same as the intraday indicative NAV (“INAV”); the INAV may vary significantly from the Share price, particularly during times of volatility of gold prices. The Index level calculated and published by approximately 7:00 p.m. (New York City time) under “WGIX” is not the same as the intraday indicative value for the Index (“IIV”); the IIV may vary significantly from the Index level, particularly during times of volatility in gold prices. An investment in the Shares may be adversely affected by com-petition from other methods of investing in commodities, and the availability of other gold products. The Trust may terminate and liquidate at a time that is disadvantageous to Shareholders. The Share price will fluctuate with changes in NAV per Share as well as market supply and demand. The amount of discount or premium in the Share price relative to NAV per Share may be affected by non-concurrent trading hours between NYSE Arca, Inc. (the “Exchange”) and major gold markets. While the Shares will trade on the Exchange until 4:00 pm (New York City time), liquidity in the market for Physical Gold may be reduced after the close of major world gold markets including London and other locations.

Depending on the price at which an investor purchased its Shares and whether the Shares trade at a discount or a premium to NAV may affect the investor’s gain or loss on its investment in the Trust when Shares are sold. . Investment return and principal value of an investment will fluctuate so that an investor’s Shares, when sold or redeemed, may be worth more or less than the original cost. Purchases or sales of Shares may be subject to brokerage commissions, which will reduce returns.

There can be no assurance that the Trust will achieve its investment objective. An investment in the Trust carries with it the inherent risks associated with investments related to Physical Gold. There can be no assurance that the Trust will achieve profits or avoid losses, significant or otherwise. The performance of the Trust may not track the Index during particular periods or over the long term. Disruptions in the ability to create or redeem cre-ation units may adversely affect investors. Certain potential conflicts of interest exist between the Sponsor, its affiliates and the Trust’s shareholders. Shareholders will be subject to taxation on their allocable share of the Trust’s taxable income, whether or not they receive cash distributions. Share-holders will receive partner information tax returns on Schedule K-1, which could increase the complexity of tax returns.

While the Sponsor developed the methodology of the Index, the Index Calculation Agent is responsible for the day-to-day implementation of the Index methodology and calculation of the Index. The ability of the Trust to exercise remedies against the Index Calculation Agent may be limited.

Foreside Fund Services, LLC is the marketing agent of the Trust.

The Trust is not an investment company regulated under the Investment Company Act of 1940, nor is it a commodity pool as defined in the Commodi-ty Exchange Act, and thus is not afforded the regulatory protections applicable to such entities.

Index Disclaimers

The Trust is not sponsored, promoted, sold or supported in any other manner by the Index Calculation Agent nor does the Index Calculation Agent offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trademark or the current level of the Index at any time or in any other respect. The Index is calculated and published by the Index Calculation Agent. The Index Calculation Agent uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Trust, the Index Calculation Agent has no ob-ligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the Trust or the Shares. Neither publication of the Index by the Index Calculation Agent nor the licensing of the Index or Index trademark for the purpose of use in connection with the Trust constitutes a recommendation by the Index Calculation Agent to invest capital in the Trust nor does it in any way represent an assur-ance or opinion of the Index Calculation Agent with regard to any investment in the Trust.

The LBMA Gold Price PM, which is administered and published by ICE Benchmark Administration limited (“IBA”), serves as, or as part of, an input or underlying reference for the Shares. LBMA Gold Price PM is a trademark of precious metals prices limited, and is licensed to IBA as the administrator of the LBMA Gold Price PM. ICE Benchmark Administration is a trademark of IBA and/or its affiliates. LBMA Gold Price PM, and the trademarks LBMA Gold Price PM and ICE Benchmark Administration, are used by the Trust with permission under license by IBA. IBA and its affiliates make no claim, predication, warranty or representation whatsoever, express or implied, as to the results to be obtained from any use of the LBMA Gold Price PM, or the appropriateness or suitability of the LBMA Gold Price PM for any particular purpose to which it might be put, including with respect to the Shares. To the fullest extent permitted by applicable law, all implied terms, conditions and warranties, including, without limitation, as to quality, merchantabi-lity, fitness for purpose, title or non-infringement, in relation to the LBMA Gold Price PM, are hereby excluded and none of IBA or any of its affiliates will be liable in contract or tort (including negligence), for breach of statutory duty or nuisance, or under antitrust laws or otherwise, in respect of any inaccuracies, errors, omissions, delays, failures, cessations or changes (material or otherwise) in the LBMA Gold Price PM, or for any damage, expense or other loss (whether direct or indirect) you may suffer arising out of or in connection with the LBMA Gold Price PM or any reliance you may place upon it. LBMA Gold Price PM is a trademark of Precious Metals Prices Limited, is licensed to IBA as the administrator of the LBMA Gold Price PM, and is used by the Trust with permission under license by IBA.

The Index (the “Licensee Index”) was created by the Sponsor for the Trust, which has contracted with S&P Dow Jones Indices LLC (“SPDJI”) to license the use of the S&P 500® Index in connection with the Licensee Index. The S&P 500® Index is the property of SPDJI. S&P DJI, its affiliates and licensors shall have no liability for any errors or omissions in the S&P 500® Index, any data related thereto, the Licensee Index and any investment products based thereon, and the Licensee Index and the any investment products based thereon are not sponsored, endorsed, sold or promoted by SPDJI, its affiliates or third party licensors.

None of SPDJI, its affiliates or third party licensors make any representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P 500® Index to track gener-al market performance. SPDJI’s only relationship to Licensee with respect to the Licensee Index and Products is the licensing of the S&P 500® Index.

SPDJI and its third party licensors are not responsible for and have not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust may convert into cash or other redemption mechanics. SPDJI, its affiliates and third-party licensors have no obligation or liability in connection with the administration, marketing or trading of the Trust. SPDJI is not an investment advisor. Inclusion of a security within the S&P 500® Index is not a recommendation by SPDJI to buy, sell, or hold such security, nor is it investment advice.

NONE OF SPDJI, ITS AFFILIATES, OR THIRD PARTY LICENSORS GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX, THE LICENSEE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION WITH RESPECT THERETO, INCLUDING, ORAL, WRITTEN, OR ELECTRONIC COMMUNICATIONS. SPDJI, ITS AFFILIATES AND THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. SPDJI AND ITS THIRD PARTY LICENSORS MAKE NO EXPRESS OR IMPLIED WARRAN-TIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE Trust, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR LICENSEE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL SPDJI, ITS AFFILI-ATES OR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.

S&P® and S&P 500® are trademarks of Standard & Poor’s Financial Services LLC.